UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

First quarter 2009 earnings report

April 28, 2009

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the first quarter of 2009 today.

All comparisons are with respect to the comparable prior year period unless stated otherwise. The exchange rate as of the end of the first quarter was Ps. 14.3855 per U.S. dollar.

The year 2009 began with enormous challenges for the air transport industry. The potential positive effect from the fall in oil prices was offset by the depreciation of the peso and the global economic recession. Both factors, as well as the reduction in available seats resulting from the cessation of operations of four Mexican airlines and the departure of some U.S. carriers from our airports last year, contributed to a reduction in passenger traffic in the first quarter of 2009.

The effect on revenues of decreasing passenger traffic was partially offset by initiatives undertaken during 2008 and the first part of 2009 to increase revenues and to control costs. Even though operating income decreased as a result of a higher level of depreciation and amortization, EBITDA and EBITDA margin were maintained at levels similar to those achieved in the first quarter of 2008.

Highlights

First quarter 2009 (compared to the first quarter of 2008)

•	Passenger traffic totaled 3.0 million in the quarter, a decrease of 18.7%. Domestic traffic decreased 18.2%; international traffic decreased 20.6%.
•	Total net revenues were Ps. 486 million, a reduction of 3.2% from the prior year period. Aeronautical revenues decreased 3.8%, and non-aeronautical revenues decreased 0.7%.
•	Cost of services and administrative expenses decreased a combined 2.5% to Ps. 168 million, as compared to Ps. 173 million in the same period of 2008.
•	Operating income decreased 12.0% to Ps. 180 million; the operating margin was 37.0%.
•	Adjusted EBITDA decreased 3.7% to Ps. 278 million, equivalent to a 55.9% margin.
•	Net income was Ps. 149 million, a 45% reduction as compared to the prior year period. Earnings per share were Ps. 0.38, or US$0.21 per American Depositary Share (ADS).
•	Capital expenditures were Ps. 254 million.
•	Cash and equivalents as of March 31, 2009 were Ps. 228 million.

Passenger Traffic

The first quarter of 2009 continued to show a contraction in passenger traffic volumes, as a result of reduction in the supply of available seats and the intensification of the economic recession. Total passenger traffic decreased 18.7% (-699,742 terminal passengers) as compared to the first quarter of 2008. All of OMA’s airports reported reductions in passenger traffic. The airports with the largest reductions were Monterrey, Ciudad Juárez, Culiacán, and Acapulco. (See Annex Table 1, Passenger Traffic). The reduction in passenger traffic reflected a 23.6% reduction in the number of airport operations as compared to the prior year period.

Domestic traffic decreased 18.2% as compared to the same quarter of 2008. Domestic traffic was affected in all of OMA’s airports, but principally in Monterrey, Ciudad Juárez, and Culiacán. The principal factors were the exit from the market of Aerocalifornia, Avolar, Aladia and Alma in the second half of 2008; and reductions in the volume of passengers carried by Aviacsa, VivaAerobus, and Magnicharters.

During March 2009, the new airline Mexicana Link, which is part of Grupo Mexicana, started its operations serving the Monterrey-Guadalajara route. In addition, there were nine other new domestic routes during the quarter, including routes from Culiacán operated by VivaAerobus, Interjet and Aeroméxico Connect, and the Monterrey-Toluca route operated by Aeroméxico Connect. During the first quarter of 2009, routes from Mazatlán to Tijuana and San José del Cabo were cancelled.

International traffic decreased 20.6% compared to the first quarter of 2008. The reduction in passengers carried by U.S. carriers, as a result of a reduction in frequencies and cancellation of certain routes, affected the majority of OMA’s airports, with the largest effects on Monterrey, Acapulco, Zihuatanejo, and Mazatlán.

Two international routes were opened in the first quarter of 2009: Culiacán-Los Angeles and Chihuahua-Albuquerque. Four routes were cancelled: Monterrey to Detroit, Madrid, and San Antonio, and Tampico-Dallas.

Revenues

Total revenues during the first quarter of 2009 were Ps. 485.7 million, a 3.2% decrease as compared to the first quarter of 2008. A large part of the potential effect on revenues of the reduction in passenger traffic volume was offset by the initiatives taken during 2008, including the end of the incentive program at the Monterrey airport and the increase and improvements in the commercial offerings at our airports. These latter initiatives continued during the first quarter of 2009. In addition, the depreciation of the peso against the dollar benefited our aeronautical revenues.

The mix of revenues in the first quarter of 2009 was 81.2% aeronautical and 18.8% non-aeronautical revenues.

Aeronautical revenues in the first quarter of 2009 were Ps. 394.5 million, a 3.8% reduction from the first quarter of 2008. Revenues from domestic passenger charges (TUA, tarifa de uso de aeropuerto) decreased 5.9% in the first quarter of 2009, while international passenger charges increased 11.1%, partly because of the peso depreciation. Revenues from other airport services, leases, and access rights decreased 11.7%.

Aeronautical revenue per passenger increased 18.3% as compared to the first quarter of 2008, reaching Ps. 129.5 as compared to Ps. 109.4 in the prior year period.

Non-aeronautical revenues decreased 0.7%. The impact of decreasing passenger traffic was counteracted almost entirely by actions taken to expand and improve the commercial offerings in our airports. Commercial projects that were completed during the first quarter included:

•	Opening of a snack-bar in Ciudad Juárez and remodeling of a restaurant in Culiacán;
•	Expanding a store in Ciudad Juárez;
•	Opening of cell phone and electronic goods stores in Culiacán, Mazatlán, and Monterrey;
•	Leasing of a new auto rental kiosk and land in Culiacán; and
•	Opening of new commercial spaces for tourism and time shares in Chihuahua, Tampico, and Ciudad Juárez.

The components of non-aeronautical revenues that increased most were:

•	Other leases: +Ps. 1.2 million, or 14.1%
•	Advertising: +Ps. 0.9 million, or 8.9%
•	Car rental: +Ps. 0.6 million, or 7.6%

The components of non-aeronautical revenues that decreased most were:

•	Parking: -Ps. 1.8 million, or 6.3%
•	OMA Carga: -Ps. 0.5 million, or 16.8%.

Non-aeronautical revenues per passenger during the first quarter of 2009 reached Ps. 29.9, a 22.1% increase as compared to Ps. 24.5 in the prior year period.

Costs and operating expenses

In order to mitigate the impact on operating income of the decrease in passenger traffic, OMA continued to implement measures to control costs and expenses. These included: reduced consumption of electricity, water, materials and supplies, and travel expenses, among others.

Total costs and operating expenses were Ps. 306.2 million in the first quarter of 2009, an increase of 2.8%, as compared to the same period of 2008. The increase is principally the result of an increase in depreciation and amortization.

•

Cost of services was essentially unchanged as compared to the first quarter of 2008. Costs for security and personnel costs increased slightly, while materials and supplies maintenance, and water were reduced.

•	General and administrative expenses decreased 7.2%, with the principal reductions in the area of payroll, professional fees, studies, and travel expenses.
•	Airport concession tax, which is calculated as 5% of gross revenues, decreased 6.1% as a result of the decline in revenues.
•

The technical assistance fee, which is calculated as the greater of US$3.0 million per year or 5% of EBITDA before technical assistance, increased 4.4% in the first quarter, principally because of the depreciation of the peso.

•	Depreciation and amortization increased 16.2% during the first quarter of 2009, as compared to the prior year period, as a result of a higher level of investments during the year.

Operating income and operating margin

Operating income was Ps. 179.5 million in the first quarter of 2009, a decrease of 12.0% as compared to the prior year period. The reduction was principally the result of increased depreciation and amortization.

The operating margin in the first quarter of 2009 was 37.0%, below the margin of 40.6% recorded in the same quarter of the previous year.

Adjusted EBITDA

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, decreased 3.7% during the first quarter of 2009 to Ps. 278.0 million.

The Adjusted EBITDA margin for the first quarter was 57.2%, as compared to 57.5% in the first quarter of 2008.

Other income, financing expense, and taxes

Other income, net during the first quarter 2009 was Ps. 3.5 million, as compared to Ps. 102.5 million in the prior year period, which included a one time gain of Ps. 104.2 million from the cancellation of deferred employees’ statutory profit sharing (PTU).

Integral financing income (expense) was an expense of Ps. 14.1 million in the first quarter of 2009 as compared to income of Ps. 25.7 million for the first quarter 2008. The change from income to expense was the result of a lower level of interest income (resulting from lower earning balances), interest expense on debt, and a larger exchange loss.

Tax expense in the first quarter of 2009 was Ps. 20.3 million, 67.3% below the amount recorded in the first quarter of 2008. The variation results from lower income subject to income tax, as well as increases in deferred income tax and deferred single rate corporate tax (IETU); the latter resulted principally from the investments in Terminal B of the Monterrey Airport.

Net Income

Net income in the first quarter of 2009 was Ps. 148.6 million, a 45.0% reduction as compared to Ps. 270.1 million in the first quarter of 2008, which included a gain of Ps. 104.2 million resulting from cancellation of deferred PTU. Adjusting for this gain in the prior year period, the reduction in net income was 10.4%.

Earnings per share were Ps. 0.38, and earnings per ADS were US$0.21 per ADS. Each ADS represents eight Series B shares.

Capital expenditures

During the first quarter of 2009, capital expenditures were Ps. 253.6 million, including both Master Development Plan (MDP) investments and strategic investments.

The most important MDP investments carried out during the first quarter were:

•

Work on the new Terminal B of the Monterrey airport, including the second phase of the road work and parking area, internal and external signage, and installation of equipment and check-in counters. As of the date of this report, the project is 91.3% completed;

•	Improvements to the approach lighting and runway lighting systems in Culiacán;
•	Improvements and expansions to the commercial aviation platform and construction of a perimeter roadway in Chihuahua;
•	Improvements to the approach lighting system in Acapulco;
•	Expansion of the waiting room in Ciudad Juárez; and
•	Improvements to the electrical system in the terminal and administrative building in Reynosa.

Strategic investments include principally the construction of the hotel inside Terminal 2 of the Mexico City International Airport (AICM), which is 91.0% completed as of the date of this report, and equipment and installations for the T2 hotel. The hotel is scheduled to start operations at the beginning of June 2009.

On a cash flow basis, capex in the first quarter was Ps. 99.7 million. The resources to finance these investments came from cash generated by operations and bank debt.

Liquidity

During the first quarter of 2009, OMA generated cash flow in operating activities totaling Ps.0.1 million. Investing activities (including capex and interest income on financial instruments) used net cash of Ps. 95.2 million. Financing activities generated Ps. 65.3 million in cash; the latter included outflows of Ps. 107.2 million for dividend payments, a Ps. 17.9 million outflow for share repurchases, and a Ps. 10.1 million outflow for interest payments, which were offset by inflows of Ps. 200.4 million from bank borrowings.

Cash from bank loans include borrowings under the Ps. 500 million nine-year credit facility contracted in February 2009 that is to be used for financing capital expenditures.

The amount paid for dividends includes the third quarterly dividend payment declared by the Annual Shareholders’ Meeting on April 3, 2008. The payment was made on January 15, 2009 in the amount of Ps. 0.2714 per share.

Cash inflows and outflows from these different activities during the first quarter resulted in a net reduction in cash and equivalents of Ps. 29.7 million from the level as of December 31, 2008. As of March 31, 2009, OMA had cash and cash equivalents of Ps. 227.7 million.

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

Fourth quarterly payment of 2007 dividend: On April 15, 2009 the fourth quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 3, 2008 was paid. The amount was Ps.0.2714 per share.

Annual Shareholders’ Meeting: On April 24, 2009, the Annual General Shareholders’ Meeting was held. The resolutions approved by the Meeting are available in the Investor relations section of OMA’s website (http://ir.oma.aero). Among the resolutions approved were:

•	Ratification of all members of the Board of Directors;
•

Declaration of a cash dividend of Ps. 400.0 million (Ps. 0.25 per share), to be paid in four equal quarterly installments of Ps. 0.25 each on July 15, 2009, October 15, 2009, January 15, 2010, and April 15, 2010; and

•	Authorization of up to Ps. 400 million for share repurchases.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on April 29, 2009 at 11:00 am EST, 10:00 am Mexico City time.

The conference call is accessible by calling (877) 941-2333 toll-free from the U.S. or +1 (480) 629-9726 from outside the U.S. The conference ID is 4065029. A taped replay will be available through May 6, 2009 at (800) 406-7325 toll free or +1 (303) 590-3030, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	1Q 08	1Q 09	% Var.
Acapulco	359.4	305.7	**(14.9)**
Ciudad Juárez	260.9	161.3	**(38.2)**
Culiacán	311.2	247.5	**(20.5)**
Chihuahua	201.5	179.2	**(11.1)**
Durango	64.2	47.4	**(26.3)**
Mazatlán	269.7	232.3	**(13.8)**
Monterrey	1,605.4	1,276.6	**(20.5)**
Reynosa	55.6	50.2	**(9.8)**
San Luis Potosí	63.6	48.8	**(23.2)**
Tampico	137.9	130.4	**(5.5)**
Torreón	115.5	98.6	**(14.6)**
Zacatecas	62.1	57.1	**(8.0)**
Zihuatanejo	239.4	211.5	**(11.6)**
Total	**3,746.3**	**3,046.6**	**(18.7)**

Domestic Passengers	1Q 08	1Q 09	% Var.
Acapulco	211.3	189.8	**(10.1)**
Ciudad Juárez	260.4	160.9	**(38.2)**
Culiacán	300.3	243.8	**(18.8)**
Chihuahua	179.8	163.3	**(9.2)**
Durango	58.6	44.6	**(23.9)**
Mazatlán	110.5	85.8	**(22.4)**
Monterrey	1,370.5	1,109.7	**(19.0)**
Reynosa	55.4	49.8	**(10.2)**
San Luis Potosí	42.2	34.5	**(18.1)**
Tampico	126.9	121.0	**(4.6)**
Torreón	95.8	86.8	**(9.4)**
Zacatecas	44.2	37.1	**(16.0)**
Zihuatanejo	96.5	89.1	**(7.7)**
Total	**2,952.4**	**2,416.3**	**(18.2)**

International Passengers	1Q 08	1Q 09	% Var.
Acapulco	148.1	115.8	**(21.8)**
Ciudad Juárez	0.5	0.4	**(26.2)**
Culiacán	10.9	3.7	**(66.0)**
Chihuahua	21.7	15.9	**(26.6)**
Durango	5.6	2.7	**(51.6)**
Mazatlán	159.2	146.5	**(7.9)**
Monterrey	234.8	166.8	**(29.0)**
Reynosa	0.2	0.4	**65.0**
San Luis Potosí	21.4	14.3	**(33.1)**
Tampico	11.0	9.4	**(15.0)**
Torreón	19.7	11.8	**(40.0)**
Zacatecas	17.9	20.0	**11.7**
Zihuatanejo	142.9	122.5	**(14.3)**
Total	**793.9**	**630.3**	**(20.6)**

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from first parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from first party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Capex, capital expenditures: includes investments in fixed assets under the Master Development Program and other investments, and includes investments in land, machinery, and equipment and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: the weighted average of shares or ADS outstanding for each period is used, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the March 31, 2009 exchange rate of Ps. 14.3855/US$, as published in the Official Diary of the Federation.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (NIF): financial statements and other information are presented in accordance with current Mexican Financial Reporting Standards (NIFs) and Mexican Interim Financial Reporting Standards (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on numbers expressed in thousands.

Strategic investments: only includes investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements for the first quarter of 2009 are unaudited, preliminary statements.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s first largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the first largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 28, 2009